BY HAND AND BY EDGAR

Mr. Daniel H. Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ME Portfolio Management Limited
Registration Statement on Form S-3 (File No. 333-134196)

Dear Mr. Morris

On behalf of our client, ME Portfolio Management Limited (the "Registrant"), enclosed are three blacklined copies (changed pages only) to Amendment No. 5 (the "Amendment") to the Registration Statement on Form S-3 (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show the changes that have been made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of September 5, 2006 (the "Comment Letter"). Page number references in this letter refer to the pages of the blacklined copy of the Amendment. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
September 6, 2006

Registration Statement on Form S-3

General Comment

1.
We note your response to prior comment 7. Please delete the term “funding originator,” as it is not a Regulation AB term. Accordingly, please revise your disclosure to identify SMHL Origination Fund as an “originator” rather than a “funding originator” or advise.

The Registrant has revised the cover page and pages S-6, S-7, S-10 to S-11, S-13, S-16, S-65, S-66 and S-67 of the prospectus supplement and pages 3 and 7 to 8 of the base prospectus in response to the Staff's comment.

Affiliations and Certain Relationships, page S-67

2.	Please explain what the Income Fund is in an appropriate place.

The Registrant has revised page S-67 of the prospectus supplement in response to the Staff's comment.

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Please call me at 011-612-9253-6055 or my partner Richard Kadlick of our New York office at 1-212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell

Christopher J. Kell

cc: Richard F. Kadlick